November 14, 2019

Brian Doxtator
Chief Executive Officer
Commonwealth Thoroughbreds LLC
1450 North Broadway
Lexington, Kentucky 40505

       Re: Commonwealth Thoroughbreds LLC
           Draft Offering Statement on Form 1-A
           Submitted October 16, 2019
           CIK No. 0001789339

Dear Mr. Doxtator:

        We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement on Form 1-A Submitted October 16, 2019

Offering Summary
Series Asset, page 10

1. We note your disclosure that you "do not anticipate that Series TF2019 would own any assets other than the Timido Foal, plus cash reserves for boarding, training, insurance and other expenses related to the Timido Foal and amounts earned by Series TF2019 from racing and breeding activities." However, your disclosure on page 30 states that "from time to time . . . the Manager may have the opportunity to acquire a minority interest in a
       Thoroughbred that has shown promise as a racehorse, is eligible for stakes or graded stakes races or otherwise presents substantial potential for appreciation in value," and your disclosure on page 40 refers to the series "asset(s)." Please revise your disclosure to
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         clearly state whether you intend the Series TF2019 to hold only the Timido Foal and related assets, or whether you intend for the Series TF2019 to acquire interests in additional assets.
Securities Offered, page 10

2. You disclose here that the Units will be non-voting except with respect to certain matters set forth in the Operating Agreement. Here and elsewhere in your offering circular where you discuss the right of Unit holders, please disclose the situations in which Unit holders will be able to vote.
Offering Size, page 11

3. You disclose that "[t]he Manager together with its affiliates must own a minimum of 2%
         and may own up to a maximum of 10% at the Closing (but which the Manager may sell at any time after the Closing)[, and a]n officer of the Manager has indicated his intent to convert the promissory note the Company issued to acquire the Timido Foal into additional Series TF2019 Units at the purchase price per Unit, which will represent up to
         5.7% of the Units outstanding at the conclusion of the Offering." Please disclose how the
         Manager and its affiliates plan to acquire the minimum ownership interest if the officer does not convert the promissory note into additional Series TF2019
Units.
No Trading Market, page 15

4. We note your disclosure here that "[you] estimate[] that each Series will exist for 4-6 years (the racing life cycle) and then the Series Asset will be sold, which will be the primary liquidity event other than the distributions on Free Cash Flow as discussed above." Please disclose whether, upon the sale of the series asset, the Series TF2019 will seek to acquire another asset, or you will dissolve the Series TF2019, and the consequences of any dissolution to investors in the series.
Risk Factors
Risks Related to the Structure, Operation and Performance of the Company "Liability of investors between series of membership units.", page 18

5. We note your disclosure that, in the past, certain jurisdictions have not honored the interpretation of the Delaware Limited Liability Company Act that liability of investors holding one series is segregated from the liability of investors holding another series, and the assets of one series are not available to satisfy the liabilities of another series. Please disclose these known jurisdictions, and whether you intend to offer securities in these jurisdictions.
"Absence of physical facilities; reliance on others for boarding and maintenance.", page 23

6. We note your disclosure that you will rely on third parties to board, train, and race your
         Thoroughbreds. Please disclose whether you currently have any agreements with any of
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         these third parties. If so, please file these agreements as exhibits, or tell us why you do not believe you are required to do so. See Item 17.6. of Form 1-A. Risks Related to the Offering
"Investments in fractional interests; absence of regulatory oversight.", page
29

7. We note your disclosure that "[t]he Manager intends that each Series will hold a controlling interest in the assets it acquires and will manage the equine activities in which those assets are engaged." Please prominently disclose the percentage of the "controlling interest" that the series TF2019 will hold in the Timido Foal. "Exclusive forum and waiver of jury trial.", page 33

8. We note your disclosure that your operating agreement provides for investors to consent to exclusive jurisdiction in the Delaware Court of Chancery. Please disclose the extent to which this exclusive forum provision applies to federal securities laws claims. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your filing to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or
         Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange
         Act. Please also amend the jury trial waiver provision in your governing documents accordingly.
Use of Proceeds, page 38

9. We note that the table in this section provides information for the maximum offering amount. Please provide disclosure discussing how you will allocate proceeds if you sell less than the maximum offering amount. For example, consider providing disclosure regarding the allocation of proceeds for the minimum offering amount, and other offering amounts between the minimum and the maximum. Please also consider disclosing the uses of proceeds in the table in order of priority, to mirror your disclosure on page 12.
Boarding Arrangements; Development Timetable, page 40

10. We note your disclosure that "[t]he Timido Foal is currently boarded at industry standard rates (or below) in Louisville, Kentucky, and will remain there until she enters training in the fall of 2020." Please provide an estimate of "industry standard rates or below," and
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         disclose whether you expect these rates to increase in the future. Please also disclose whether you expect boarding rates to increase when the foal enters training in the fall of
         2020.
Eligibility for Registration as a Racehorse Owner, page 43

11. We note your disclosure that investors must be eligible to be licensed as a racehorse owner under the regulations of the various state racing commissions, and that the Manager reserves the right to reject the subscription of any person whom the manager believes may be ineligible to hold an owners license. Please clarify whether the Manager will verify each and every investor's eligibility to hold an owner's license prior to accepting or rejecting a subscription agreement. Please also provide risk factor disclosure related to an investors eligibility to hold an owner's license, including the risk, if any, that the Manager could accept a subscription without knowledge that an investor is ineligible to hold an owner's license, and the risks related to the investor executing a subscription agreement while being ineligible to hold an owner's license.
How to Subscribe, page 45

12. You disclose the steps to subscribe to purchase Series TF2019 Units, including that investors must review and complete the Subscription Agreement, and sign the completed
         Subscription Agreement using an electronic signature. You also disclose on page 10 that
         Commonwealth Markets Inc. owns and operates the mobile app-based investment platform called the Commonwealth Platform through which the Series TF2019 Units are sold. In this section, please disclose the steps an investor must take to use this mobile app-based investment platform. For example, disclose whether potential investors must download the platform onto a mobile device, or can subscribe through an online website without using a mobile app, and whether investors will be required to make an account to invest on the platform, etc.
Commonwealth Platform, page 50

13. We note your intention to offer "secondary market liquidity for [investor's] units." Revise your disclosure to explain the mechanics of the platform and the current status and anticipated timing of the development of the contemplated liquidity platform. Please also tell us why your manager, as operator of the platform, is not required to register as a broker-dealer to operate the platform for secondary trading in the manner you describe and what consideration you have given to the applicability of Exchange Act Rule 3b-16 or Regulation ATS to the platform. In this regard, we note your disclosure on page 34 where you acknowledge that your manager may register in the future as a broker-dealer.
Racing, page 55

14. We note your disclosure that there is no guarantee that a horse entered into a race will
         "draw in" and be able to race. Please provide risk factor disclosure that there is no
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         guarantee that the Timido Foal will be able to race.
Principal Interest Holders, page 77

15. We note your disclosure that the Series A1 units represent the Manager's capital account in the Company, and that holders of Series A1 Units are entitled to one vote per Unit on any and all matters submitted to the consent or approval of Members generally. Please clarify whether the Series A1 Units are entitled to vote on matters specific to the Series
         TF2019 or other series, and if so, please clarify the voting rights of the Series A1 Units relative to the voting rights of the Series TF2019 units. Also, in light of the voting rights disclosed here, tell us why you state on pages 51 and 81 that "the Manager will generally not be entitled to vote on matters submitted to the unit holders." Description of the Units Offered, page 78

16. We note your disclosure that "[t]he Manager has the authority under the Operating
         Agreement to cause the Company to issue Units to investors as well as to other Persons for such cost (or no cost) and on such terms as the Manager may determine." Please amend your offering circular to provide risk factor disclosure with respect to this authority of the Manager, including the potential dilution to unit holders if the Manager issues additional units.
Statement of Cash Flows, page F-7

17. Please tell us your consideration of presenting the "Membership contribution" line item as a financing activity rather than an adjustment to reconcile net loss to net cash provided by operating activities. Refer to ASC 230-10-45-14.
Notes to Financial Statements, page F-8

18.      Please disclose your fiscal year end.
General

19. You state on your Offering Circular Cover page that "North Capital does not and will not solicit purchases of Units or make any recommendations regarding the Units to prospective investors." Yet the Solicitation Agreement submitted as
Exhibit 99.64a seems
FirstName LastNameBrian Doxtator
       to suggest the opposite and states that "NCPS will accept the Offering and determine a
Comapany NameCommonwealth Thoroughbreds investors to purchase the offered Units." Please period during which it will actively solicit LLC revise or advise.
November 14, 2019 Page 5
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FirstName LastNameBrian Doxtator
Commonwealth Thoroughbreds LLC
Comapany 14, 2019
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        You may contact Adam Phippen at (202) 551-3336 or Robyn Manuel at (202) 551-
3823 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at
(202) 551-3264
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Alan K. MacDonald